Form N-SAR,
Sub-Item 77Q1(g)

Copies of any merger or consolidation
agreements


Nuveen New York AMT-Free Municipal Income Fund
  f/k/a Nuveen Insured New York Tax-Free Advantage
    Municipal Fund

811-21211


On March 8, 2013 the above-referenced fund was the surviving fund in a reorganization. All of the assets of the Nuveen New York Dividend Advantage Municipal Income
Fund, Nuveen New York Select Quality Municipal Fund, Inc., Nuveen New York Investment Quality Municipal Fund, Inc., Nuveen New York Quality Income Municipal Fund, Inc. and Nuveen New York Premium Income Municipal Fund, Inc.
were transferred to the Nuveen New York AMT-Free
Municipal Income Fund. The circumstances and details of the reorganization as well as copies of the Agreements and Plans of Reorganization are contained in the SEC filing on October 18, 2012, under Conformed Submission Type N 14 8C/A, accession number 0001193125-12-426327, which materials are herein incorporated by reference.